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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 AND 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of:	September 2004
Commission File Number:	000-49946

Alamos Gold Inc.

(Translation of registrant's name into English)

Suite 1503, 110 Yong Street
Toronto, Ontario, Canada M5C 1T4
(Address of principal executive offices)

Suite 1400 – 400 Burrard Street
Vancouver, British Columbia, Canada V7X 1A6
(Former Name or Former Address, if Changed Since Last Report)

1. Material Change Report, 9/13/2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F..... **Form 40-F..XXX**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... **No ..XXX...**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

MATERIAL CHANGE REPORT

FORM 51-102F3

1.   Name and Address of Company

State the full name or your company and the address of its principal office in Canada.

Alamos Gold Inc. ("Alamos Gold")
Suite 1503, 110 Yonge Street
Toronto, ON   M5C 1T4

2.   Date of Material Changes

State the date of the material change. September 13, 2004

3.   News Release

The news release dated September 13, 2004 was filed with the TSX and the British Columbia, Alberta, Ontario and Quebec Securities Commissions via SEDAR and disseminated through CCN Matthews and various other approved public media.

4.   Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Alamos Gold announced the appointment of Ted Reeve to its board of directors. Mr. Reeve has a background of nearly 20 years as a gold mining analyst with a number of investment dealers, most recently with Scotia Capital.

5.   Full Description of Material Change

Reference Alamos Gold's press release dated September 13, 2004 herein.

6.   Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.   Omitted Information

Not applicable.

8. **Executive Officer**

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

John A. McCluskey
President and Chief Executive Officer
Tel: 416-368-9932
Fax: 416-368-2934

9. **Date of Report**

DATED at Vancouver, B.C., this 13th day of September, 2004.

ALAMOS GOLD INC.

/s/ Sharon L. Fleming

_____

Sharon L. Fleming
Corporate Secretary



Suite 1503, 110 Yonge Street
Toronto, Ontario
Canada M5C 1T4

Alamos Gold Inc.

Telephone: (416) 368-9932
Facsimile: (416) 368-2934

Email: info@alamosgold.com

Website: www.alamosgold.com
Trading Symbol: AGI (TSX Venture)

Alamos Gold Announces Appointment of Ted Reeve to Board of Directors

Toronto, Ontario, September 13, 2004 – Alamos Gold Inc. (Alamos) announces the appointment of Ted Reeve to the board of directors of the company. Mr. Reeve has a background of nearly 20 years as a gold mining analyst with a number of investment dealers, most recently with Scotia Capital. He is well known for his authoritative and detailed global reviews of gold producer hedging trends which put him at the forefront of that particular field. In 2002, he founded Haliburton Mineral Services Inc. in Toronto where he continues to act as an independent researcher and consultant.

Mr. Reeve holds a Bachelor and a Masters degree in Geology from Carleton University and the University of Wisconsin respectively and a Ph.D. in Geology from the University of Toronto. He further holds a Masters of Business Administration from the University of Toronto. He holds corporate directorships in two public companies involved with exploration and development in Africa.

Alamos Gold is constructing an open pit, heap leach gold mine at its fully permitted, 100% owned Mulatos deposit in Sonora, Mexico. The Mulatos deposit contains over 3.0 million ounces of gold in the measured and indicated category at a cutoff of 0.6 grams per tonne. Phase I mining will focus on the Estrella pit, which contains over 1.4 million ounces of recoverable gold.

For further information about Alamos Gold Inc., please visit our website at www.alamosgold.com or contact:

John A. McCluskey
President and Chief Executive Officer
Tel: 416-368-9932 x203
Fax: 416-368-2934
Email: jmccluskey@alamosgold.com

Victoria Vargas de Szarzynski
Investor Relations
Tel: 416-368-9932 x201
Fax: 416-368-2934
Email: vvargas@alamosgold.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALAMOS GOLD INC.
(Registrant)

September 14, 2004	By: /s/ Sharon L. Fleming
Date	Sharon L. Fleming
	Corporate Secretary